Exhibit 99.2

Barry Honig
555 S. Federal Highway, Suite 450
Boca Raton, FL 33432

May 13, 2014

Mr. Hussein Enan
Chairman and Chief Executive Officer
Internet Patents Corporation
10850 Gold Center Drive, Suite 250B
Rancho Cordova, CA 95670

Dear Mr. Enan and the Board of Directors of Internet Patents Corporation,

As one of Internet Patents Corporation’s largest shareholders with beneficial ownership of 8.9% of its common stock, I am writing this letter to present my strong viewpoints on how the company should proceed to best maximize shareholder value after receiving the positive news that the IRS completed its audit of the company with no changes to the company’s reported tax.  Internet Patents currently trades at a significant discount to its cash.  I understand there may have been hesitation on the company’s part to do anything but bide its time while waiting for a resolution to the IRS audit.  There was likely hesitation on the part of potential new investors with that issue overhanging as well.  Now that the company has been cleared from this burden and potential liability, though, its common stock is still trading at a steep discount to cash and the company needs to start taking action to create value for its shareholders.

I have been a founding investor of several publicly trading patent licensing and monetization companies to large degrees of success.  I have consulted with several patent experts whom have built significant companies in the space that trade at large multiples to cash based on their patent assets.  Internet Patents Corporation is the only publicly traded patent licensing company listed on the Nasdaq trading at a significant discount to cash.  As you can see in the table below, every other listed company in the intellectual property monetization space trades at a significant premium to its cash and patent assets.  In comparison, investors are assigning a negative value to Internet Patents' assets and business plan as it is the only company with a negative enterprise value and a price-to-cash ratio less than 1.

The above table makes it pretty clear what investors think about Internet Patents’ patent assets.  The market is assigning a negative value to the rest of Internet Patents’ assets, including its current business plan, for a reason.

The two patents that the company has tried to do anything with are its '597 patent and its '505 patent.  On its '597 patent a stay was granted in August 2013 pending a reexamination.  In February 2014, the company received a status report notifying it of the following:

"Pursuant to the Court's August 29, 2013 Order granting a stay pending reexamination, the parties file this Joint Status Report on the reexamination proceeding.  Reexamination remains pending at the U.S. Patent and Trademark Office.  On January 15, 2014, a final office action rejecting claims 1, 2, 4-28, and 30 was issued.  No claims currently stand confirmed."

Regarding the company's '505 Patent, the district court in San Francisco invalidated it on 10/31/2013 and the company is currently appealing.

The company is continuing to try and fight the long and uphill battle that is the appeal and reexamination process for patents whose claims have been rejected and/or invalidated.  This process could take upwards of two years and burn through another $4 million of the real asset the company does have in its cash.  Internet Patents’ management team does not have experience in the patent licensing business and has had zero success monetizing any intellectual property to date.  This business model became the company’s sole focus of operations since the sale of substantially all of its assets to Bankrate, Inc in December 2011.  Since this sale of its assets in December 2011, the Nasdaq composite is up 58% while Internet Patents Corporation is completely flat (after accounting for the $5 dividend paid in March 2012).

The defendants that Internet Patents has named in its lawsuits are cause for alarm as well.  The defendants named in the lawsuits for both the '597 and the '505 patents are not behemoths of their industry but rather much smaller vendors.  On the off chance that Internet Patents is able to obtain a positive ruling on either its outstanding appeal or reexamination, it could very well be a case of winning the battle but losing the war.  The damages model is not likely to amount to a significant number based on the size of the companies claimed to be infringing.  There is the additional question mark of whether these companies will be in business and in a position to pay in several years should things go in Internet Patents favor.

Managing an intellectual property portfolio is similar to managing a financial investment portfolio from an ROI perspective.  Placing all of the company's cash on the outcome of two unlikely wagers is not a gamble the company should be taking with its shareholders' capital.  Rather than just sitting on its $28 million in cash less the company’s burn over the next 18-24 months, I believe the company has two options to best maximize shareholder value moving forward.

Return Capital to Shareholders and Give Free Shot at Pending Outcomes on Patents

The first option is setting aside enough capital to comfortably carry it through the next two years, in which timeframe the company should learn the outcome of its appeal and reexamination.  The company should make a return of capital payment to its shareholders with the balance of its cash.  Factoring a conservative burn rate of $500,000 per quarter and a conservative timeframe for the company to learn the outcome on the validity of its patents of two years, the company should keep $4 million on hand to ride out the appeal and reexamination process.  The remaining $24 million in cash should be paid back to shareholders as a return of capital.

A return of capital gives shareholders a free shot at a successful outcome in the company’s patent rulings.  Based upon 7,751,952 shares outstanding as of April 30, 2014, returning $24 million to shareholders would return $3.09 per share.  In this scenario, if there is a positive outcome down the road, the stock should react positively and the company will have options available at that point for additional capital to pursue its patent licensing and enforcement business again.  If there is any value to the company’s patents, the company can retain a law firm on contingency to further help mitigate its burn rate and proceed with its attempt to license and enforce its current patent assets.  Returning the capital that is not needed to await this outcome to shareholders now creates much more value for shareholders.

The alternative of the company keeping all of its cash and waiting it out is simply not desirable for shareholders.  There will be no near term catalysts for the company and likely no catalysts at all as the company just kicks the can down the road while paying management salaries for a company that will most likely not have any ongoing operations in two years.  It is taking one long shot gamble with shareholder’s capital that even if it does pay off may not amount to much.  This is based on my analysis and consultation with experts in the patent space regarding the viability of the company’s patents and the likelihood of outcomes for the company’s pending appeal and reexamination.

One expert I spoke with used the following analogy for Internet Patents’ current business position: “It is the equivalent to being in the 9th inning of a baseball game, down 5-0, with 2 outs, no one on base, and an 0-2 count at the plate.  Even if the batter is to hit a homerun (ie Internet Patents getting a positive ruling on its appeal or reexamination), the likely outcome for the game is still a loss.”

Tender Offer to Shareholders at the Company's Cash Value per Share

If the company chooses not to return its excess capital not needed to pursue its current business plan to shareholders, it must have a yet to be publicly mentioned plan to begin creating shareholder value that would cause the company to trade at a premium to its cash.  If this is the case, then the company should make a tender offer to buy back its common stock at the equivalent of its cash per share, roughly $3.60 per share.  This would show that the company has faith in its ability to create value for the company and its shareholders going forward and perhaps spark a renewed interest from current investors.  If this is the case, I believe you as the company's largest shareholder owning ~25% of the common stock outstanding would decline such a tender offer due to your confidence in the company with yourself as its leader going forward.  This would in turn leave the company with plenty of working capital even if every other shareholder tendered every other share.  In that case, you would also be giving new shareholders a new chance to bet on you and the company's assets.

If you yourself would participate in such a tender offer, then the company simply must proceed with the first option of returning capital to its shareholders and having the upside on how the current business model plays out.  I understand that such a tender offer may have a negative implication against the company’s ability to maintain its Net Operating Losses going forward for tax purposes, but this is a moot point as the company is not positioned to ever take advantage of its Net Operating Losses with its current business plan anyway.

In addition to being Internet Patents Corporation Chairman and Chief Executive Officer, you are its largest shareholder.  I am one of the company's next largest shareholders.  Our interests are very much aligned here and I believe working together we can maximize the interests of all Internet Patents shareholders.  I have analyzed the best strategic options for the company that I laid out in this letter extensively.  I have analyzed and discussed the likely negative outcomes to be reached from the last straws the company is grasping at with its patent assets with top experts in the patent space.  The only two strategic paths the company can take to maximize value for its shareholders are the two I laid out.  The company must act on one of these options in the near term if it is looking to act in the best interests of its shareholders.

You may reach me any time by phone or email to discuss further.  I look forward to working with you to start taking action to drive value for all of us shareholders now that the company has received positive news from the IRS and can put the audit issue behind it.

Sincerely,

Barry Honig